March 20, 2026

Andrew Puhala
Senior Vice President and Chief Financial Officer
Stabilis Solutions, Inc.
11750 Katy Freeway, Suite 900
Houston, Texas 77079

       Re: Stabilis Solutions, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2026
           File No. 333-294281
Dear Andrew Puhala:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson at 202-551-3584 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Amy Curtis